Redrock Biometrics
Profit and Loss
January - December 2021

		Total
Income		
Paycheck Protection Program		100,555.00
Refunds-Allowances		674.00
Sales		462,400.45
Taxes Refund		504.07
Total Income	**$**	**564,133.52**
Cost of Goods Sold		
Cost of Goods Sold		26,553.52
Total Cost of Goods Sold	**$**	**26,553.52**
Gross Profit	**$**	**537,580.00**
Expenses		
Bank Charges		510.11
Cloud Server Fee		18,977.25
Employee Salary		444,206.85
Fringe Benefits		
Health Insurance		58,686.96
Total Fringe Benefits	**$**	**58,686.96**
Hardware R&D		413.87
Insurance		2,507.52
Interest Expense		96,318.97
Legal & Professional Fees		32,231.78
Meals and Entertainment		42.82
Office Expenses		9,922.01
Promotional & Marketing		4,058.88
Subcontractors		123,114.75
Taxes & Licenses		2,592.80
Travel		459.65
Total Expenses	**$**	**794,044.22**
Net Operating Income	**-$**	**256,464.22**
Net Income	**-$**	**256,464.22**

Tuesday, Apr 12, 2022 11:04:31 AM GMT-7 - Accrual Basis